Meyers Investments Trust

July_18_, 2008

Patricia P. Williams

Division of Investment Management

Securities and Exchange Commission

Washington, DC 20549

Re:  Meyers Investments Trust (the "Trust")

        File Nos. 811-22180 and 333-149195

Dear Ms. Williams:

On February 12, 2008, the Trust filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”).  We received your comment letter dated March 11, 2008.  The following letter responds to your comments and follows the same format as your comment letter. With regards to the comment in the introductory paragraph regarding the name of the Trust, as we discussed on the telephone during the week of July 7, 2008, the investment company registered under the name “Meyers Investment Trust” has not made any filing with the Commission since 2002.  As such, we believe that the name of the Trust and the Fund need not be changed.

Prospectus

Page 11, Valuing the Fund’s Assets

As requested, the prospectus has been revised to disclose that the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Page 12, Management of the Fund

As requested, the prospectus has been revised to disclose Mr. Frank B. Meyers’ length of service as portfolio manger for the Fund.

For More Information

As requested, the prospectus has been revised to explain the Fund does not have a Web site.

_________________________________________________________

The Registrant hereby requests immediate acceleration of the effective date of this Amendment to the Registrant's Registration Statement or, in the alternative, acceleration to the earliest possible time on or before July 25, 2008.

The Registrant hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

3.

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

Meyers Investments Trust

By:__/s/_______________________

Name:  Frank B. Meyers

 Title:  President